Exhibit 1

Transactions in the Shares of the Issuer by the Reporting Persons During the Last Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Nature of Transaction	Amount of Shares (Sold)	Price per Share ($)	Date of Sale

IMPACTIVE CAPITAL LP
(through the Impactive Funds)

Purchase of Common Stock	87,163	155.7585	03/03/2025
Purchase of Common Stock	233,213	154.5631	03/04/2025
Purchase of Common Stock	37,349	154.2300	03/05/2025
Purchase of Common Stock	109,704	154.5315	03/06/2025